December 16, 2024

Emiliano Kargieman
Chief Executive Officer
Satellogic Inc.
Ruta 8 Km 17,500, Edificio 300
Oficina 324 Zonamerica
Montevideo, 91600, Uruguay

       Re: Satellogic Inc.
           Registration Statement on Form F-3
           Filed December 10, 2024
           File No. 333-283719
Dear Emiliano Kargieman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing